PRESS RELEASE

Klondex Honoured as Safety Awards Recipient from Nevada Mining Association

Vancouver, BC – August 7, 2014 – Klondex Mines Ltd. (TSX: KDX or OTCQX: KLNDF) is honored to receive multiple recognitions from the Nevada Mining Association’s Safety Awards for 2013. These annual awards recognize operations with the most hours worked without a lost time injury. Winners are calculated using a formula factoring the number of mine employees and number of hours without incident, with penalties for reportable incidents and lost-time days. The three main award categories are: Open Pit operations, Underground operations, and Contractor operations. Awards are further divided by size of the mine.

Additionally, employees are nominated for individual awards to recognize outstanding safety performance. A Nevada Mining Association committee reviews the nominations and selects the winners based on personal safety record and advocacy of safety in the workplace.

Klondex sites winning performance awards include:

Fire Creek - First Place, Underground Small Mine
Midas – Second Place, Underground Medium Mine (under Newmont’s ownership)

Klondex Safety Champions included:

Jim Schmidt, Klondex Mining, Fire Creek
Greg Parker, Klondex Mining, Midas
Kim Spear, Klondex Mining, Midas

Paul Huet, Klondex Chief Executive Officer commented, “It’s a privilege for Klondex employees to be recognized for their commitment to safety. Klondex’s most valuable assets are its employees, and our success depends on everyone’s dedication to maintaining a safe working environment.”

Mr. Huet continued, “In addition, we’d like to thank American Mining & Tunneling’s dedication to their safety standards. Within the contractors category, AMT shares the stage for first place with no reportable injuries in 2013 for their work at Fire Creek.”

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex Mines is focused on the exploration, development and production of its two high quality gold and silver projects in the mining-friendly jurisdiction of north central Nevada. The 1200 tpd milling facility is processing mineralized materials from the Midas Mine and the Fire Creek Project. Midas is fully-permitted and has been producing gold and silver since 1998. Fire Creek is located ~100 miles south of Midas and is operating an ongoing bulk sampling program that began in 2013 and is in the process of obtaining the full mining permit. All major infrastructure is in place at Fire Creek.

For More Information
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Tullis,
Manager, Investor Relations
647-233-4348
atullis@klondexmines.com

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

Cautionary Note Regarding Technical Information and Forward-looking Information

A production decision at the Midas mine was made by previous operators of the mine prior to the completion of the acquisition of the Midas project by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, the production decision made by the previous operator were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with National Instrument 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about the timing and success of exploration drilling, sampling and mapping activities and the development of the Fire Creek project. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com